Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corp.

(Commission File No. 001-38629)

The following is an article that was published by Natural Gas Intelligence on March 26, 2024, which contains quotes from Rob Wingo, Executive Vice President, Corporate Ventures of EQT Corporation (“EQT” or “Parent”), regarding EQT’s proposed acquisition (the “transaction”) of Equitrans Midstream Corporation (“Equitrans” or the “Company”):

EQT Eyeing Data Center ‘Gold Rush’ for Natural Gas-Fired Power, Unleashing More LNG

Natural Gas Intelligence

By Carolyn Davis

26 March 2024

EQT Corp., the No. 1 natural gas producer in the United States, isn’t resting on its laurels. The gas giant is continuing to eye a potential East Coast LNG project, but it’s venturing into the artificial intelligence (AI) market, to gain a slice of the data center power market.

Executive Vice President Rob Wingo, who oversees Corporate Ventures, sat down with NGI in Houston for a wide ranging discussion during CERAWeek by S&P Global. Wingo leads the Pittsburgh-based company’s efforts to identify and enter new businesses. He’s got a lot on his plate.

EQT already contracts to move gas to the Gulf Coast for LNG exports. And it continues, as it has for two years, to advance a potential liquefied natural gas facility on the East Coast or offshore on the coast as a floating LNG project. There’s so much gas being pulled from Appalachia and only so many ways to move it to customers.

“We’ve got a lot of pipeline capacity to the Gulf Coast, and we’d like to get some of that volume on ships and sold overseas to displace coal,” Wingo said. “But we’re also evaluating – potentially – locating an LNG facility on the East Coast, which would eliminate the need to build very long pipelines down to the Gulf Coast, which is going to be very difficult.”

Early Stages

Wingo said the East Coast LNG project is in “very early stages…We think there is a variety of ways we could do that, whether traditional land-base or we could use floating” LNG vessels.

Gaining approval for infrastructure that would cross some states “could be tough for permitting from a regulatory standpoint,” Wingo said. “So we’ve got a lot of outreach work to do, to talk to them to see if that’s something that might be open to them.”

Convincing the public that EQT is pursuing ventures important for the company and the country is not easy.

“I think that that’s the message that we’ve been spreading for a while now,” Wingo said. At the Houston conference two years ago, CEO Toby Rice said U.S. LNG could become the “largest green initiative on the planet.”

That idea has not changed.

The promotion to “unleash U.S. LNG has been a huge message,” Wingo said. “I think people are starting to understand the importance of that.” And as more Gulf Coast capacity begins to ramp up, EQT stands squarely in the middle, as a “bigger share of our customer base is going to be overseas.”

‘Gold Rush For Data Centers’

The huge potential in powering the growing data center market is high on Wingo’s to-do list.

“There’s a huge story to tell,” he said.

EQT’s executive team saw the “hints of things” as it was helping to form the Appalachian Regional Clean Hydrogen Hub, aka Arch2, funded by the federal government. The hydrogen plant would be fueled by the region’s abundant gas reserves to serve Pennsylvania, Ohio and West Virginia.

“Many of our partners in Arch2 want to produce hydrogen to power data centers. And so we started to see hints of these data centers popping up,” including on the East Coast.

The data center movement gained steam last year after the fourth iteration of the Generative Pre-trained Transformer, or GPT, was released, Wingo said. GPT is the language model created by U.S.-based OpenAI. The GPT is publicly available via OpenAI’s ChatGPT.

“When GPT came out, I think it really opened people’s eyes,” Wingo said. “Now they’re seeing a lot of applications…and there’s a gold rush for data centers. There’s only so many places you can have access to the fiber network. And the East Coast happens to be one of those places.

“We’re right in one of the sweet spots, and we’ve got a huge supply of gas. The fact that we have a lot of…very clean gas, we’re going to be able to provide energy to a lot of the power plants.”

Is there adequate infrastructure to move the gas where it needs to go?

“Pipeline expansion is going to be important,” Wingo told NGI. That was a major reason that EQT recently agreed to repurchase Equitrans Midstream Corp.

“The power generators are already tied into the grid. But there are going to be new facilities that are going to come online, which require new pipes. And you’re going to need to expand existing trunk lines to make more room for the gas.

“And as we’ve seen, it’s been very very difficult to get these pipelines approved,” Wingo told NGI.

EQT’s CEO has been working with Washington, DC, politicians and regulators to “help clear the path for those expansions. That’s going to be key. If you choke off the gas-powered generators, you aren’t going to be able to get the gas needed to fuel the data centers. And the tech companies are aware of this fact.”

As an example, Wingo noted that former natural gas trader John Arnold joined Meta’s board in February. Arnold made his initial fortune at defunct Enron Corp., formerly the country’s No. 1 gas trading firm. In 2007, Arnold formed hedge fund Centaurus Advisors LLC, which traded energy products until closing in 2012.

Meta “obviously recognized the need to know a little bit about gas,” Wingo said. The tech companies “see the issue and how that’s going to impact regulatory policy and political policy…We’ll see. But it’s vital – not just to displace coal but to help power growth.”

Beyond potential gas exports and data centers, Wingo has more projects on the drawing table. He was quizzed about what EQT would look like in five years.

“Of course, we would like to grow – not for growth’s sake – but in places where we think we can add value,” Wingo said. “I also think that the vertical integration is important.”

The recent purchase of Equitrans is a “great case study” in vertical integration.

“To the extent we can control our midstream, especially our wellhead gathering, is extremely important to our breakeven price,” Wingo said. The purchase also should improve “operational uptime and efficiency.”

Layering In Technology

EQT likely will “try to take on as much of that as we can, where it makes sense,” Wingo said. “And then we’re looking to start layering in some of these new technologies.” The end goal is to integrate “where the returns are going to be good, where we think the business model’s sustainable…”

In addition, the plan is to focus on products that are not “dependent on government subsidies, but can make money on a standalone basis, and we can leverage our existing assets or existing footprint.”

The new ventures would “start small and build up slowly.” Partnerships also are probable when it complements what EQT does. In five years or so, “you’re going to see a bigger company. You’re going to see a more integrated company, and you’re going to see a little carbon company.”

Reducing emissions from the “core” upstream business is paramount, according to Wingo.

“We had to hit that first. We had to get our existing operations’ emissions down as low as we could.” And so far, so good. “We’ve more than chopped those in half over the last few years…That’s step one. Step two is, how do we get to zero-carbon products?”

EQT’s natural gas has about 16% of the carbon intensity of the average U.S. supply, Wingo noted.

“That’s very very low,” he said, but it’s not enough. The ambition is to reach net zero carbon intensity. That’s taking an all-hands effort, as the company eyes carbon capture, utilization and sequestration, as well as hydrogen derivative products. Blue hydrogen, manufactured using natural gas, is one option, but EQT also is looking at green hydrogen, created with renewables, and a purity hydrogen product.

“I think the answer is going to be that you’re going to need all of it,” Wingo said. “It could all make sense.”

Certifying EQT’s gas supply also is “hugely important.” EQT is extending its vision “away from the sort of checkerboard type certifications” which are more inputs, he said of independently or “responsibly sourced” gas, which he said has little meaning.

The focus now is measuring the “absolute output” of emissions in partnership with Context Labs. Context’s decarbonization as a service, or DaaS offering, verifies carbon intensity across the value chain through measurement-based, upstream emissions data.

“That’s how you can compare to other products,” Wingo said. “That number needs to be transparent. It needs to be verifiable. And we believe that’s going to be really important. And so we’re working with Context Labs to make sure we can do that.” Midstream giant Williams and Denver-based independent Jonah Energy LLC also are using Context to verify their carbon intensity.

“As far as the need for zero-carbon type products that our new ventures are creating, we haven’t gotten to the point where we’ve been too vocal,” Wingo said. “We’re in the incubation stage…I think as we start to get these business models to a place where they can start scaling, we’ll be more vocal about it.

“And I think it’s going to be the same story: cheaper, reliable energy and new ventures.”

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Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Parent’s and the Company’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Parent and the Company, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Parent believes Parent’s forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction; the possibility that the shareholders of the Company may not adopt the merger agreement; the risk that Parent or the Company may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or the Company’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and the Company to retain and hire key personnel, on the ability of Parent or the Company to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on Parent’s and the Company’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Parent and the Company, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the Company’s ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on Parent and the Company or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what Parent and the Company expect; the ability of management to execute its plans to meet its goals and other risks inherent in Parent’s and the Company’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Parent’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Parent’s or the Company’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in Parent’s and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond Parent’s and the Company’s control. Additional risks or uncertainties that are not currently known to Parent or the Company, that Parent or the Company currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Parent and the Company undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction between Parent and the Company, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Parent and the Company and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). Parent and the Company also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that Parent or the Company may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Parent and the shareholders of the Company. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by Parent or the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com.

Participants in the Solicitation

Parent and the Company and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction between Parent and the Company. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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